Room 4561
via fax (805) 484-8989

March 15, 2007

Mr. Charles C. Best
Chief Financial Officer
Interlink Electronics, Inc.
546 Flynn Road
Camarillo, CA 93012

Re: Interlink Electronics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 8-K Filed December 22, 2006
File No. 000-21858

Dear Mr. Best:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief